SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                               TREMONT CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745 20 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,141,421
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,141,421

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,141,421

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,149,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,149,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,149,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,154,588

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  894745 20 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,154,588
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,154,588

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 20
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Shares"), of Tremont Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended as follows.

         (a) This Statement is filed (i) by Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of TGI, by TRE Holdings and Valhi, NL Industries, Inc. ("NL"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation") and the Combined Master Retirement Trust (the "CMRT") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         TGI, TRE Holdings and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the 6,424,858 Shares outstanding as of May 13, 2002 according to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "Outstanding Shares"). Together, TGI, TRE Holdings and Valhi may be deemed to control the Company. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI. Together Valhi and TRE Holdings may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Valhi and the Company are the direct holders of approximately 61.8% and 21.0%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of the Company.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows.

         The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares (other than Shares Harold C. Simmons may be deemed to own beneficially) were from such person's personal funds.

Item 4.  Purpose of Transaction.

         No change to Item 4 except for the following:

         On July 26, 2002, Valhi sent a letter to the board of directors of the Company proposing (the "Proposal") a merger of Valhi and the Company pursuant to which stockholders of the Company, other than Valhi, would receive between 2 and
2.5 shares of Valhi's common stock, par value $0.01 per share, for each outstanding Share held. A copy of the letter is attached hereto as Exhibit 8 and incorporated herein by reference (the "Proposal Letter"). On July 26, 2002, Valhi issued a press release announcing the Proposal. A copy of the press release is attached hereto as Exhibit 9 and incorporated herein by reference. On July 29, 2002, the Company issued a press release announcing its receipt of the Proposal Letter and that the Company expects its board of directors to form a special committee comprised of board members unrelated to Valhi to review the Proposal. A copy of the press release is attached hereto as Exhibit 10 and incorporated herein by reference. There is no assurance that any transaction will be consummated under the terms of the Proposal or otherwise.

         Beginning on July 29, 2002, several purported stockholder class action lawsuits were filed against the Company and Valhi and the Company's directors on behalf of the Company's stockholders other than Valhi and its affiliates. The complaints allege, among other things, that the defendants have breached fiduciary duties owed to the Company's stockholders other than Valhi and its affiliates with respect to the Proposal. Each of the complaints seeks class certification and to enjoin the consummation of the Proposal and recover attorneys' fees and expenses. The complaints also seek an award of damages if the Proposal is consummated. None of the defendants has yet responded to the lawsuits.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely J. Landis Martin, Harold C. Simmons, Glenn R. Simmons, Thomas P. Stafford and Steven L. Watson, are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows.

         (a) TGI, TRE Holdings and Valhi are the direct holders of 5,141,421 of the Shares (approximately 80.0% of the Outstanding Shares), 8,167 of the Shares (approximately 0.1% of the Outstanding Shares) and 5,000 of the Shares (approximately 0.1% of the Outstanding Shares), respectively.

         By virtue of the relationships described under Item 2 of this
Statement:

                  (1) TRE Holdings and NL may each be deemed to be the beneficial owner of the 5,149,588 Shares (approximately 80.2% of the Outstanding Shares) that TGI and TRE Holdings directly hold; and

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the Foundation, the CMRT and Harold C. Simmons may each be deemed to be the beneficial owner of the 5,154,588 Shares (approximately 80.2% of the Outstanding Shares) that TGI, TRE Holdings and Valhi directly hold.

         Mr. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) TGI may be deemed to share the power to vote and direct the disposition of the Shares that TGI directly holds;

                  (2) TRE Holdings and NL may each be deemed to share the power to vote and direct the disposition of the Shares that TGI and TRE Holdings directly hold; and

                  (3) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the Foundation, the CMRT and Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the Shares that TGI, TRE Holdings and Valhi directly hold.

         (d) Each of TGI, TRE Holdings and Valhi has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the 5,141,421, 8,167 and 5,000 Shares, respectively, held by such entity.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows.

         The information included in Item 4 of this Statement is hereby incorporated herein by reference.

         Except for the provisions and agreements previously described in this item, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated as follows.

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to the Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 2 to Amendment No. 60 to the Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 3 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National
                  Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to this Statement).

Exhibit 4 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to the Schedule 13D filed on September 25, 2001 with the Securities and Exchange Commission by Tremont Corporation, Tremont Group, Inc., Tremont Holdings, LLC, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 5 Stock Purchase Agreement dated as of November 7, 2000 between Valhi, Inc. and J. Landis Martin (incorporated by reference to Exhibit 4 to Amendment No. 16 to this Statement).

Exhibit  6        Certificate  of  Incorporation   of  Tremont  Group,   Inc.
                  (incorporated by reference to Exhibit 5 to Amendment No. 17 to this Statement).

Exhibit  7        Voting  Agreement  dated as of  December  31,  2000  between
                  Valhi,  Inc.  and  Tremont  Holdings,   LLC  (incorporated  by
                  reference to Exhibit 6 to Amendment No. 17 to this Statement).

Exhibit 8 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  9        Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  10*      Press Release of Tremont Corporation dated July 29, 2002.

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 2, 2002




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 2, 2002




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing in the
                                                          capacity listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 2, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of each of:

NL INDUSTRIES, INC.
TREMONT HOLDINGS, LLC

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

           Name                                             Present Principal Occupation
-----------------------------                             ---------------------------------
Eugene K. Anderson                                        Vice president of Contran, Dixie Holding, Dixie Rice, National,
                                                          NOA, Southwest, TGI, VGI and Valhi; and treasurer of the
                                                          Foundation.

Thomas E. Barry (1)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School of Business at Southern Methodist University;  and a
                                                          director of Valhi.

Norman S. Edelcup (2)                                     Senior  vice  president  business  development  of  Florida
                                                          Savings  Bancorp;  director  of Valhi;  and  trustee of the
                                                          Baron Funds, a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

David B. Garten (3)                                       Vice  president,  general  counsel and secretary of NL; and
                                                          vice  president  and  secretary  of Tremont  Holdings,  LLC
                                                          ("TRE Holdings").

Edward J. Hardin (4)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a director of Valhi.

Robert D. Hardy (3)                                       Vice  president,  chief financial  officer,  controller and treasurer of NL and vice  president  and  controller of TRE
                                                          Holdings.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  National,  NOA, Southwest,  TGI, VGI
                                                          and  Valhi;  general  counsel  of  the  Foundation,   CompX
                                                          International  Inc., a manufacturer  of ergonomic  computer
                                                          support   systems,   precision   ball  bearing  slides  and
                                                          security  products that is affiliated with Valhi ("CompX"), and The Combined  Master  Retirement  Trust,  a trust Valhi established to permit the  collective  investment by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT");   and   acting   general   counsel   of   Keystone
                                                          Consolidated Industries, Inc. ("Keystone"),  a manufacturer of steel rod,  wire and wire  products  that is  affiliated with Contran.

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director and senior vice president of Contran, Dixie Holding,
                                                          National, NOA, TGI and VGI; senior vice president of Dixie
                                                          Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          National, NOA, Southwest, TGI, VGI and Valhi.

Kelly D. Luttmer                                          Tax director of Contran, CompX, Dixie Holding, Dixie Rice,
                                                          National, NOA, Southwest, TGI, VGI and Valhi.

Ann Manix (5)                                             Managing  partner  of  Drucker  Research   Corporation,   a
                                                          privately  held  industrial  research firm; and director of
                                                          NL.

J. Landis Martin (6)                                      President,  chief  executive  officer and a director of NL;
                                                          president   of  TRE   Holdings;   chairman  of  the  board,
                                                          president   and  chief   executive   officer   of   Tremont
                                                          Corporation    (the    "Company")   and   Titanium   Metals
                                                          Corporation,  a producer of titanium metal products that is affiliated with the Company ("TIMET").

Andrew McCollam, Jr. (7)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

Harold M. Mire (8)                                        Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                                          Vice president and treasurer of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, TGI, VGI and Valhi; and vice president of
                                                          Southwest.

George E. Poston (9)                                      President  of Poston  Real  Estate  Co., a  privately  held commercial  real  estate  investment  company,  and  Poston
                                                          Capital  Co., a  privately  held  investment  company;  and director of NL.

Glenn R. Simmons                                          Vice chairman of the board of Contran, Dixie Holding, National,
                                                          NOA, TGI, VGI and Valhi; chairman of the board of CompX and
                                                          Keystone; director and executive vice president of Southwest and Dixie Rice; and a director of NL, the Company and TIMET.

Harold C. Simmons                                         Chairman of the board and chief executive officer of Contran,
                                                          Dixie Holding, Dixie Rice, the Foundation, National, NOA,
                                                          Southwest, TGI, VGI and Valhi; chairman of the board of NL;
                                                          director of the Company; and trustee and member of the
                                                          trust investment committee of the CMRT.

Richard A. Smith (8)                                      Vice president of Dixie Rice.

Thomas P. Stafford (10)                                   Co-founder   of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                          consulting company;  director of NL, the Company and TIMET;
                                                          and a director of CMI Corporation and The Wackenhut Corp.

Gregory M. Swalwell                                       Vice president and controller of Contran, Dixie Holding,
                                                          National, NOA, TGI, VGI and Valhi; and vice president of
                                                          Dixie Rice and Southwest.

J. Walter Tucker, Jr. (11)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;   vice  chairman  of  the  board  of  Keystone;  a
                                                          director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Steven L. Watson                                          Director and president of Contran, Dixie Holding, National, NOA,
                                                          TGI, VGI and Valhi;director and executive vice president of
                                                          Dixie Rice and Southwest; director, vice president and
                                                          secretary of the Foundation; and a director of the
                                                          Company, NL and TIMET.

Lawrence A. Wigdor (3)                                    Executive vice president of NL.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Messrs. Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(4) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(5) The principal business address for Ms. Manix is 6905 Telegraph Road, Suite 300, Bloomfield Hills, Michigan 48301.

(6) The principal business address for Mr. Martin is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Mr. Poston is 3407 North Hall Street, Dallas, Texas 75219.

(10) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                           Shares                  Options
                       Name                                 Held                   Held (1)                Total
            --------------------------                  -----------               -----------           -----------
Eugene K. Anderson                                              -0-                     -0-                  -0-

Thomas E. Barry                                                 -0-                     -0-                  -0-

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                            298                     -0-                  298

David B. Garten                                                 -0-                     -0-                  -0-

Edward J. Hardin                                                -0-                     -0-                  -0-

Robert D. Hardy                                                 -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                     -0-                  -0-

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

Ann Manix                                                       -0-                     -0-                  -0-

J. Landis Martin (2)                                         20,788                     -0-               20,788

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

George E. Poston                                                -0-                     -0-                  -0-

Glenn R. Simmons                                                 19                     -0-                   19

Harold C. Simmons (2)                                           -0-                     -0-                  -0-

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                              -0-                   4,000                4,000

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr. (3)                                       875                     -0-                  -0-

Steven L. Watson                                              4,474                     -0-                4,474

Lawrence A. Wigdor                                              -0-                     -0-                  -0-

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(1)      Represents  Shares  issuable  pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

(3) Includes 525 Shares directly held by a corporation of which Mr. Tucker is the sole stockholder.

                                  Exhibit Index

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to the Schedule 13D filed on November 23, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 2 to Amendment No. 60 to the Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission by Tremont Corporation, Valmont Insurance Company, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 3 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the financial institutions from time to time that are a party thereto and U.S. Bank National
                  Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to this Statement).

Exhibit 4 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to the Schedule 13D filed on September 25, 2001 with the Securities and Exchange Commission by Tremont Corporation, Tremont Group, Inc., Tremont Holdings, LLC, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, The Combined Master Retirement Trust, the Harold Simmons Foundation, Inc. and Harold C. Simmons with respect to the common stock, par value $0.125 per share, of NL Industries, Inc.).

Exhibit 5 Stock Purchase Agreement dated as of November 7, 2000 between Valhi, Inc. and J. Landis Martin (incorporated by reference to Exhibit 4 to Amendment No. 16 to this Statement).

Exhibit  6        Certificate  of  Incorporation   of  Tremont  Group,   Inc.
                  (incorporated by reference to Exhibit 5 to Amendment No. 17 to this Statement).

Exhibit  7        Voting  Agreement  dated as of  December  31,  2000  between
                  Valhi,  Inc.  and  Tremont  Holdings,   LLC  (incorporated  by
                  reference to Exhibit 6 to Amendment No. 17 to this Statement).

Exhibit 8 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  9        Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  10*      Press Release of Tremont Corporation dated July 29, 2002.

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*      Filed herewith.